Via Facsimile and U.S. Mail
Mail Stop 4720

March 22, 2010

Alan I. Kirshner
Chief Executive Officer and Chairman of the Board
Markel Corporation
4521 Highwoods Parkway
Glen Allen, Virginia 23060

      Re: Markel Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 1, 2010
             File No. 001-15811

Dear Mr. Kirshner:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

General

1. We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

15(b). Related Party Transactions, Notes to the Consolidated Financial Statements, page 66

2. Please file as an exhibit the agreement between the company and First Market Bank under which $27.3 million of commercial loan participations were outstanding as of December 31, 2009. See Item 601(b) of Regulation S-K.

Controls and Procedures, page 121

3. We note your statement that your chief executive officer and your chief financial officer have concluded that your disclosure controls and procedures "provide reasonable assurance" that the information you are required to disclose in your periodic reports is accumulated and communicated to management. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

*   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3575 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director